HUMBL, INC.

600 B Street, Suite 300

San Diego, California 92101

May 24, 2022

Via EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Brian Fetterolf
Robert Shapiro

Re:	HUMBL, Inc. (the “Company”)
Amendment No. 4 to Registration Statement on Form S-1
Filed April 27, 2022
File No. 333-261403

Ladies and Gentlemen:

We are in receipt of the staff’s comment letter dated May 5, 2022 to the above-referenced filing. We have addressed your comments by reproducing them below in bold italics and providing our responses immediately thereafter. We have filed Form S-1/A (Amendment No. 5) (“Amendment No. 5”) which, together with the responses set forth below, address the staff’s comments.

Amendment No. 4 to Registration Statement on Form S-1 Filed April 27, 2022

Cover Page

1.	Please state that Brian Foote will own a controlling interest in you after this offering, and identify the percentage ownership that he will have. Please also amend your disclosure to describe that through Mr. Foote’s controlling interest of your company, he will have the ability to control the outcome of matters submitted to stockholders for approval, including the election of directors, amendments to your organizational documents and major corporate transactions. Last, please include corresponding disclosure in your prospectus summary to highlight Mr. Foote’s controlling interest in you after this offering.

Response: We have revised the cover page of Amendment No. 5 and our disclosure in the prospectus to describe the implications of Brian Foote’s controlling interest of the Company.

Brian Fetterolf

Robert Shapiro

May 24, 2022

2.	Please disclose that, in addition to your common stock, your capital structure also includes Series A Preferred and Series B Preferred stock. Please highlight the number of votes per share associated with each class of stock and also explain the relevant conversion rights, including the resulting impact on common shareholders such as dilution. Last, please make corresponding changes in your prospectus summary and risk factors.

Response: We have amended the cover page of our Registration Statement and our prospectus to address the Series A Preferred and Series B Preferred voting powers, conversion rights and the impact of such powers and rights on holders of common stock.

Risk Factors, page 13

3.	We note your disclosure on page 52 that the “federal district court in the State of Delaware will be the exclusive forum for resolving any complaint asserting a course of action under the Securities Act.” Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. In that regard, please include a risk factor to acknowledge that there is uncertainty as to whether a court would enforce such provision.

Response: We have included in Amendment No. 5 a risk factor to describe the impact of Section 22 of the Securities Act on the exclusive forum provision of our Bylaws.

“Investors will experience dilution of their ownership interests . . . ”, page 21

4.	We note your disclosure that you “may issue additional authorized but previously unissued equity securities, such as [you] expect to do through this offering, resulting in the dilution of the ownership interests of [y]our present stockholders.” Here or as a new risk factor, please disclose that future issuances of shares of your Series B preferred stock may be dilutive to the holders of shares of your common stock, particularly with respect to their voting power. In this regard, we note that your disclosure on page 50 indicates that, while all of your authorized Series A preferred stock are already issued, certain of your Series B preferred stock remains authorized but unissued.

Response: We have revised our risk factor on page 21 of the prospectus to describe the dilutive impact of the future issuances of our Series B preferred stock.

Use of Proceeds, page 25

Brian Fetterolf

Robert Shapiro

May 24, 2022

5.	Here and elsewhere where you discuss the total potential amount of proceeds you may receive in the future if your selling stockholders choose to exercise certain warrants, revise to provide the range of exercise prices at which your warrants are exercisable, with a view to giving investors the price at which your common stock would need to be quoted before these proceeds are likely to be received.

Response: We have amended our prospectus to describe the range of exercise prices at which our warrants are exercisable and the price at which our shares of common stock would need to be quoted before these proceeds are likely to be received.

Notes to Consolidated Financial Statements

Note 17. Subsequent Events, page F-35

6.	We reviewed your response to comment 2. Please tell us the nature of business activities and number of employees that remained at BizSecure immediately following the acquisition. In addition, tell us whether the nature of the revenue producing activity previously associated with the acquired assets will remain generally the same after the acquisition. Describe the before and after nature in sufficient detail for our understanding. Finally, tell us BizSecure’s book value of the assets acquired and fiscal 2021 revenues generated by BizSecure from these assets.

Response: We have revised our disclosure in Amendment No. 5 to treat the acquisition of BizSecure assets as the purchase of a business pursuant to the guidance provided in both ASC 805 and Rule 11-01(d) of Regulation S-X. Because BizSecure had no revenues in 2021 and 2022 and the book value of their assets was approximately $650,000, we have determined that they are not a significant subsidiary under Regulation S-X Rule 1-02(w). Since BizSecure is not considered a significant subsidiary, we have not included audited financial statements for BizSecure but have included unaudited pro forma financial information for the year ended December 31, 2021 prepared in accordance with Article 11 of Regulation S-X.

7.	Please file the filing fee table as an exhibit to this registration statement. Refer to Item 601(b)(107) of Regulation S-K.

Response: We have filed the filing fee table as Exhibit 107 to Amendment No. 5.

8.	Please make consistent changes throughout your prospectus to reflect that you are quoted on the OTCQB, rather than the OTC Pink Market, such as on pages 10 and 23.

Response: We have revised the prospectus to reflect that we are quoted on the OTCQB rather than the OTC Pink Market.

Brian Fetterolf

Robert Shapiro

May 24, 2022

9.	In an appropriate place in your prospectus, briefly describe the terms of the initial transaction(s) that resulted in the issuance of the common stock, or the issuance of the security that is exercisable or convertible into common stock, that is being registered for resale, including the dates, the names of the purchasers, and the number of shares purchased in each transaction. In this regard, it is not clear to us why the amount being registered for resale exceeds the beneficial amount held by the selling stockholder reflected in the Selling Stockholder table, such as those shares to be sold by Brighton Capital Partners LLC. If some or all of these transactions are described under “Recent Financings and Material Agreements,” please revise to state as much.

Response: In Amendment No. 5 we have described the terms of the initial transaction(s) that resulted in the issuance of the common stock, or the issuance of the security that is exercisable or convertible into common stock that is being registered for resale, including the dates, the names of the purchasers and the number of shares purchased in each transaction. We explain those cases in which the shares being registered for resale exceed the beneficial amount held by the selling stockholder. Please note our footnote 3 to this chart which explains that the calculation of beneficial ownership for the holders of Series B preferred stock is impacted by the conversion limitations imposed by our Certificate of Incorporation.

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Esq., estern@cm.law, (301) 910-2030. If you cannot reach him, please contact the undersigned at brian@humblpay.com.

Sincerely,

/s/ Brian Foote
Brian Foote, CEO

cc:	Ernest M. Stern, Esq. (w/encl.)
Encl.